

August 27, 2014

<u>Via E-mail</u>
Taiwo Aimasiko
President
Bemax Inc.
26 Wellsley Lane
Dallas, Georgia 30132

>   **Re: Bemax Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 31, 2014**
>   **File No. 333-197756**

Dear Ms. Aimasiko:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.　　Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary of Our Offering, page 3

2.   We note that Ms. Aimasiko "devotes only…20 hours per week" to your business but that she will "spend the time necessary" once you are public. You also suggest that she will set up the office in London (see page 17), for which you budget $1,000 (see page 18). But at page 25, you disclose that your offices are located in Georgia and provided by Ms. Aimasiko at no charge. Please substantially revise your document to eliminate inconsistencies regarding your business plan and also to address in particular each of the following points:

- If Ms. Aimasiko will be moving to London to set up the office and to conduct the operations for Bemax, it is unclear why you expect that such costs would total less than $1,000 and that the rent would average $166.67 per month (see page 19 rental disclosures) for months 4 through 9. Explain to us the basis for your various estimates, and revise as necessary.

- Similarly, you do not appear to have budgeted anything for commuting or moving expenses, regardless of whether she will permanently move to London.

- Your disclosure varies widely with regard to the status of your "product" and expected operations. At page 3, you refer to Ms. Aimasiko overseeing "product development [and] manufacturing" and you include a caption "Finalize design of our Disposable Baby Diaper," at page 4 you state you have "budgeted to launch our product line of Disposable Baby Diapers," and you refer at page 9 to "technological innovations by competitors." But at page 17, you state that you "will not be conducting any product research or development" and suggest you will be offering "a variety of our Disposable Baby Diapers" from different manufacturers. Revise your prospectus to eliminate references to "our" diapers if you simply plan to act as a distributor, and in any case, describe your business plan with greater precision and consistency.

- You provide inconsistent milestones and operational timetables. For example, on page 18 you first state "we should be in full operation and selling our products within 120 days of completing our offering," but then state that you "estimate generating revenue approximately six to nine months following closing of the offering." Please revise to provide consistent and accurate disclosure.

- Revise to explain the reference to your "Sector 5" business at page 10.

Risk Factors, page 6

Because we do not have an escrow … or our officer and director misappropriates, page 6

3. You state that "our sole officer and director will have the power to appropriate the funds we raise. As such, she could take the funds without your knowledge for her own use. If that happens, you will lose your investment…." If you retain this assertion, please revise to explain in greater detail why this particular risk applies to this offering and briefly disclose what the potential consequences to Ms. Aimasiko could be under applicable federal and state law.

Ms. Taiwo Aimasiko, our sole officer and director, has very little experience…, page 8

4. Please revise if true to also make clear that Ms. Aimasiko has no experience in importing or exporting on a commercial basis (with any products). It appears that her prior experience was on a very limited basis.

Use of Proceeds, page 11

5. We note your disclosure that you have registered the domain name for your Web site at *www.bemax.com*. It appears that *www.bemax.com* is already in use by another company. Please advise. In this regard, we note your reference to *www.bemaxinc.com* at page 21.

Plan of Distribution, page 14

6. Eliminate any suggestion that you could file a post-effective amendment to continue with what would appear to be a different transaction. In some of the circumstances you describe, investors would be entitled to a prompt return of their entire investment and you would need to file a new registration statement with the new offering terms (such as a different minimum amount before the offering may close). Please revise accordingly.

Management's Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 17

7. Revise to explain in greater detail what "setting up office in London" will entail, and provide us with the basis for your cost estimates and your assertion that you "believe we should have the minimum of three agreements negotiated within 30 days" thereafter.

Proposed Milestones to Implement Business Operations, page 18

8. We note your disclosure of your goals and milestones for the first 12 months based on offering proceeds raised of $25,000. After deducting estimated offering expenses of

$7,000, your net cash available would be only $18,000. However, we note the estimated expenditures for your first 12 month milestones total $25,000. Additionally, we note your estimated spendings for each category do not correspond to the estimates presented in the first column on page 11. For example, your legal costs total $9,000 for the 12 months on pages 18 and 19 compared to zero in the first column ($25,000) on page 11.

Please revise to factor in the estimated offering costs when discussing your 12 month milestone expenditures, and ensure the spending for each category corresponds to the same amount and category in the first column on page 11. Additionally, consider whether any proceeds in your second column ($75,000) on page 11 should be allocated to legal fees if you have such allocation in the first column.

Liquidity and capital resources, page 20

9.	Please revise to discuss the existence and terms of the advance you have received from Ms. Aimasiko. In addition, please describe whether the $2502 owed to Ms. Aimasiko relates to the advance. If so, please reconcile this with your disclosure at page 30 and elsewhere relating to advances totaling $1000.

New Accounting Pronouncements, page 21

10.	Please note the provisions of FASB ASU No. 2014-10 – Development Stage Entities (Topic 915) remove the definition of a development stage entity from Topic 915 and eliminate certain financial reporting requirements for development stage entities such as presentation of inception to date financial information. While the amendment is effective for annual reporting periods beginning after December 15, 2014 and interim periods thereafter, early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued publicly or made available for issuance publicly. Upon adoption, entities will no longer present or disclose any information required by Topic 915.

Tell us whether you plan to early adopt these provisions and if so, the period for which it will be effective. In addition, please disclose within MD&A and the notes to your financial statements the impact this pronouncement will have on your financial statements upon adoption. Refer to FASB ASC 250-10-S99-5 for additional guidance.

Business, page 21

Suppliers of Disposable Baby Diapers, page 23

11.	Please advise us on a supplemental basis regarding the names of the manufacturers, the agents with whom you spoke, and the dates of contact. You state that "we have contacted several North American manufacturers of disposable baby diapers that agreed to produce disposable baby diapers according to our specific design." Also revise to clarify what you mean by your "specific design" in this case. Explain how this information is consistent with your other disclosures, including in the "Use of Proceeds" section at page 11.

Competition, page 24

12.   Please provide support for the assertion that there are "few suppliers of disposable baby diapers in Europe and even fewer in Africa."

Management, page 25

13.   Revise to describe in necessary detail Ms. Aimasiko's business experience over the past five years, identifying all positions held and the dates of employment in each case. Also discuss the nature of her current position and responsibilities at Kemira Chemicals. See Item 401(e) of Regulation S-K.

Financial Statements

General

14.   On page 3 you state your fiscal year end is December 31; however, the financial statements presented in the registration statement reflect a fiscal year end of May 31. Please resolve this inconsistency by either revising the disclosure on page 3 or presenting audited financial statements as of and for the fiscal years ended December 31, 2013 and 2012 to comply with Rule 8-02 of Regulation S-X as well as the appropriate unaudited interim financial statements to comply with Rule 8-08 of Regulation S-X.

Note 2- Summary of Significant Accounting Policies, page F-7

15.   Please add disclosure of your revenue recognition policy to discuss how you plan to recognize revenue. Please be sure to address all significant scenarios applicable to your business, including direct sales to customers, prepayments from customers, and commissions from suppliers in the event customers buy directly from your suppliers, as described on page 23.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal Mukerjee at (202) 551-3340 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Carl Generes